                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 3

                              DATED OCTOBER 6, 2005

                                       TO

                                    FORM T-3

                               DATED JUNE 8, 2005

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                                Loral Orion, Inc.
                           -------------------------

                               (Name of applicant)

                                600 Third Avenue
                            New York, New York 10016
                        --------------------------------

                    (Address of principal executive offices)

                   SECURITIES TO BE ISSUED UNDER THE INDENTURE
                                 TO BE QUALIFIED

            TITLE OF CLASS                                 AMOUNT

          14% Senior Secured                   $126,000,000 aggregate initial
        Cash/PIK Notes due 2015                       principal amount

 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
On, or as soon as practicable after, the Effective Date of the Company's Plan of Reorganization.

   NAME AND ADDRESS OF AGENT FOR SERVICE:               WITH A COPY TO:

               Avi Katz, Esq.                         Bruce R. Kraus, Esq.
        Vice President and Secretary              Willkie Farr & Gallagher LLP
              Loral Orion, Inc.                        787 Seventh Avenue
              600 Third Avenue                         New York, NY 10019
          New York, New York 10016                       (212) 728-8237
               (212) 338-5340

      The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission, acting pursuant to section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the obligor.

                                     GENERAL

1.    GENERAL INFORMATION. Furnish the following as to the applicant:

      (a) Form of organization. Loral Orion, Inc. (the "Company") is a corporation. On or prior to the effective date of the Plan described below (the "Effective Date"), the name of the Company will be changed to Loral Skynet Corporation.

      (b) State or other sovereign power under the laws of which organized. The Company is organized under the laws of the State of Delaware.

2. SECURITIES ACT EXEMPTION APPLICABLE. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 (the "1933 Act") is not required.

      On July 15, 2003, Loral Space & Communications Ltd. ("Ltd.") and its debtor subsidiaries, including the Company, filed a petition for relief under Chapter 11 ("Chapter 11") of the Bankruptcy Reform Act of 1978, as amended, Title 11, United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). Since that time, Ltd. and its debtor subsidiaries, including the Company, have continued to operate their businesses as debtors in possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code.

      The Fourth Amended Joint Plan of Reorganization, dated June 3, 2005 (as it may be altered, amended or modified from time to time, the "Plan") of Ltd. and certain of its debtor subsidiaries, including the Company (together, the "Debtors"), provides for, among other things, the reorganization of the Debtors under Chapter 11 and the satisfaction and discharge of various prepetition claims against the Debtors. Capitalized terms used herein without definition are used as defined in the Plan.

      Under the Plan, the holders of allowed Orion General Unsecured Claims will receive New Loral Common Stock, the Company's Series A 12% Non-Convertible Preferred Stock, and the right to subscribe for and purchase their pro rata share of the Company's 14% Senior Secured Cash/PIK Notes due 2015 (the "Notes") in a rights offering. Two holders of Orion General Unsecured Claims who are "qualified institutional buyers" (as defined in Rule 144A of the Securities Act of 1933, as amended (the "Securities Act")) with representation on the official committee of unsecured creditors (the "Backstop Purchasers") have agreed, in return for a fee payable in the form of $6,000,000 of principal amount of the Notes, to purchase any Notes not subscribed for in the rights offering. The Notes will be issued pursuant to the indenture to be qualified under this Form T-3 (the "Indenture").

      Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a plan of reorganization from registration under the Securities Act, if three principal requirements are satisfied: (a) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (b) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor;

and (c) the securities must be issued entirely in exchange for the recipient's claim against or interest in the debtor, or principally in such exchange and partly for cash or property.

      The Orion General Unsecured Claims total approximately $738,700,000 and will receive a distribution valued at approximately $410,000,000, an amount which exceeds the $120,000,000 to be received upon issuance of the Notes. Accordingly, the Company believes that the Notes and related guaranties are being offered under the Plan principally in exchange for Orion General Unsecured Claims, the requirements of Section 1145(a)(1) of the Bankruptcy Code are satisfied and the offering is exempt from registration under the Securities Act. The Debtors believe that the offering to the Backstop Purchasers will be exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act or otherwise, and pursuant to equivalent exemptions under state securities laws.

                                  AFFILIATIONS

3. AFFILIATES. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

      The Company is currently a wholly-owned indirect subsidiary of Loral Space & Communications Ltd., a Bermuda company, the common stock of which is registered under Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"). A list of the Company's current affiliates is set forth on Annex I.

      On the Effective Date of the Plan, a new holding company, Loral Space & Communications Inc., a Delaware corporation ("New Loral"), will acquire all of the outstanding capital stock of Loral Space & Communications Holdings Corporation, which, in turn will own all of the outstanding common stock of the Company and of Space Systems/Loral, Inc., a Delaware corporation. The Plan provides for the Company to issue its Notes to the holders of Orion General Unsecured Claims that participate in the rights offering.

      On or prior to the Effective Date, the Company will change its corporate name to "Loral Skynet Corporation" and adopt the amended and restated certificate of incorporation and bylaws previously circulated as part of the disclosures contained in the Plan Supplement. The Plan provides that Ltd. will transfer all of its assets to New Loral and its subsidiaries, and that Ltd. will subsequently be dissolved. On the Effective Date, the Company will acquire the shares of certain subsidiaries currently owned directly or indirectly by Ltd. A list of entities that are presently expected to be affiliates of the Company on the Effective Date is set forth on Annex II. As of the date of this application, it is expected that certain of the Company's affiliates will be merged with one another on or before the Effective Date of the Plan.

      See Item 5 for the names, addresses and amounts of stock owned by Ltd.'s major stockholders after implementation of the Plan, each of which may be deemed to be an affiliate of the Company by virtue of its stock ownership.

      See Item 4 for the names and addresses of the current directors and executive officers of the Company, each of whom may be deemed to be an affiliate of the Company by virtue of his or her position. None of the current directors or executive officers owns any outstanding voting securities of the Company.

                             MANAGEMENT AND CONTROL

4. DIRECTORS AND EXECUTIVE OFFICERS. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

The following table sets forth the names, offices and mailing addresses of all current directors and executive officers of the Company.

    NAME                                         OFFICE                                       MAILING ADDRESS
-------------------        -----------------------------------------------------------     -------------------
Bernard L. Schwartz        Chairman of the Board and Chief Executive Officer; Director     600 Third Avenue
                                                                                           New York, NY  10016

Richard J. Townsend        Executive Vice President and Chief Financial Officer            600 Third Avenue
                                                                                           New York, NY  10016

Eric J. Zahler             Executive Vice President; Director                              600 Third Avenue
                                                                                           New York, NY  10016

Avi Katz                   Vice President and Secretary; Director                          600 Third Avenue
                                                                                           New York, NY  10016

Richard Mastoloni          Vice President and Treasurer                                    600 Third Avenue
                                                                                           New York, NY  10016

Harvey B. Rein             Vice President and Controller                                   600 Third Avenue
                                                                                           New York, NY  10016

George Baker               Director                                                        2500 North Lake View
                                                                                           Apt. 1102
                                                                                           Chicago, IL 60614

Daniel Hirsch              Director                                                        85 East End Avenue
                                                                                           Apartment #11F
                                                                                           New York, NY 10028

      The Plan provides that, after the Effective Date, the Board of Directors of New Loral will be composed of nine directors as follows:

o     five directors to be designated by the Creditors' Committee;

o     New Loral's Chief Executive Officer and its Vice Chairman; and

o     two directors designated by the Chief Executive Officer.

      The Plan further provides that the Board of Directors of the Company will be identical to the board of directors of New Loral for so long as the Company is a wholly-owned subsidiary of New Loral.

      As of the date of this Application, the following individuals have been nominated for director positions:

      o Bernard L. Schwartz, New Loral's Chief Executive Officer and Chairman of the Board;

      o     Michael B. Targoff, New Loral's Vice Chairman of the Board;

      o     Robert B. Hodes, a designee of New Loral's Chief Executive Officer;

      o     Arthur L. Simon, a designee of New Loral's Chief Executive Officer;

      o     Mark H. Rachesky, a designee of the Creditors' Committee;

      o     Hal Goldstein, a designee of the Creditors' Committee;

      o     Sai S. Devabhaktuni, a designee of the Creditors' Committee;

      o     Dean Olmstead, a designee of the Creditors' Committee; and

      o     John D. Harkey, Jr., a designee of the Creditors' Committee.

      The initial Board of Directors of the reorganized Company will serve until the first annual meeting of the shareholders of the Company. Thereafter, the Board of Directors of the reorganized Company will be elected in accordance with the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and applicable nonbankruptcy law. As long as the Company is a wholly-owned subsidiary of New Loral, the individuals comprising the Board of Directors of the Company will be the same individuals comprising the Board of Directors of New Loral.

      After the Effective Date, the Board of Directors will have the authority to appoint the executive officers of the Company in addition to, or in place of, the executive officers listed above. The Company shall not have any obligation to update this application for qualification to reflect any such appointments or replacements made after the date thereof.

5. PRINCIPAL OWNERS OF VOTING SECURITIES. Furnish the following information as to each person owning ten percent or more of the voting securities of the applicant.

               NAME AND                                    TITLE OF              PERCENTAGE OF
       COMPLETE MAILING ADDRESS                           CLASS OWNED          VOTING SECURITIES
                                                                                     OWNED
-------------------------------------------------         ---------------      ------------------
Loral Space & Communications Holdings Corporation         Common Stock,              100%(1)
600 Third Avenue                                          $0.01 par value
New York, New York 10016


      Prior to the Effective Date, Ltd. will own 100% of the voting securities of Loral Space & Communications Holdings Corporation, which owns 100% of the voting securities of Space Systems/Loral, Inc., and thereafter all such shares of Loral Space & Communications Holdings Corporation will be owned by New Loral. Upon implementation of the Plan, MHR Fund Management LLC may have the right to acquire, pursuant to the Plan, approximately 36-40% of the Common Stock of New Loral. Other than as set forth herein, the Company does not expect that, upon implementation of the Plan, any other person or entity will own 10% or more of the Common Stock of the Company.

                                  UNDERWRITERS

6. UNDERWRITERS. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

      (a) No person has acted as underwriter for the Company's securities in the last three years.

      (b)   No person is acting as principal underwriter of the Notes.

                               CAPITAL SECURITIES

7.    CAPITALIZATION.

      (a) Furnish the following information as to each authorized class of securities of the applicant.

                           PRIOR TO THE EFFECTIVE DATE

            TITLE OF CLASS                        AUTHORIZED         OUTSTANDING
-------------------------------------            ------------       ------------
Common Stock                                      1000 shares         100 shares

10.00% senior notes due 2006                     $612,704,000       $643,509,396

11.25% senior notes due 2007                     $445,000,000       $ 38,698,715

12.50% senior discount notes due 2007            $484,000,000       $ 52,154,976

----------
(1) A minority interest of 2.3% is held indirectly through a wholly-owned subsidiary of Ltd.

                             UPON THE EFFECTIVE DATE

           TITLE OF CLASS                          AUTHORIZED            OUTSTANDING
------------------------------------------     ------------------     -----------------
Common Stock                                         1000 shares             140 shares
Preferred Stock                                 2,000,000 shares       1,000,000 shares
14% Senior Secured Cash/PIK Notes due 2015     $     126,000,000*     $     126,000,000

      * The authorized amount is $126,000,000 plus any PIK payments.

      (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

      The current holders of Common Stock are, and the holders of Common Stock upon the Effective Date will be, entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders. Holders of Common Stock upon the Effective Date will have no preemptive, subscription or conversion rights. Holders of the Notes are not entitled to voting rights. As long as at least two-thirds of the number of shares of New Skynet Preferred Stock originally issued remain outstanding, the consent of a majority of the holders of New Skynet Preferred Stock, voting together as a single class, is required for (i) any action which would reclassify any outstanding shares into shares having preferences on parity with or senior to the New Skynet Preferred Stock, (ii) any amendment of the Company's Certificate of Incorporation that materially adversely affects the rights of the holders of the New Skynet Preferred Stock, (iii) any change to the preferences or rights of the New Skynet Preferred Stock, (iv) any merger, consolidation or sale of substantially all assets of the Company, unless certain conditions are met, and (v) the payment or declaration of a dividend or distribution on any stock junior to the New Skynet Preferred Stock, unless all dividends due on the New Skynet Preferred Stock in such year have been paid in full.

                              INDENTURE SECURITIES

8. ANALYSIS OF INDENTURE PROVISIONS. Insert at this point the analysis of indenture provisions required under section 305(a)(2) of the Trust Indenture Act of 1939 (the "1939 Act").

      The Notes will be issued under the Indenture to be dated as of the Effective Date and entered into by the Company, certain of the Company's subsidiaries signatory thereto as guarantors (together, the "Guarantors"), and an indenture trustee to be selected by the Company

(the "Trustee"). The Notes will have a ten-year term and will be payable in cash and/or in-kind at the rate of 14% per annum payable semi-annually in arrears, as detailed further in the Indenture. The following analysis is not a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Indenture, a form of which is attached as Exhibit T3C(3) hereto and incorporated by reference herein. The Company has not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change prior to its execution. Capitalized terms used below but not defined have the meanings assigned to them in the Indenture.

      (a) Events of Default; Withholding of Notice.

      An "event of default" with respect to the Notes includes any of the following events:

            (i) default by the Company for 30 days in the payment of interest on the Notes;

            (ii) default by the Company in payment of the principal of the Notes, or failure to purchase any Note when required;

            (iii) failure by the Company to comply with the provisions of the
                  Indenture relating to merger, consolidation and sale of assets;

            (iv) failure by the Company or any Guarantor that is a Significant Subsidiary to comply with any of its other agreements in the Indenture, the Notes or any Collateral Document for 30 days after notice unless the default is cured;

            (v) failure by the Company or any Significant Subsidiary to pay indebtedness exceeding $50,000,000 within any applicable grace period; or acceleration of such indebtedness because of a default;

            (vi) certain events of bankruptcy or insolvency relating to the Company or any of its Significant Subsidiaries;

            (vii) the failure by the Company or a Significant Subsidiary to pay a judgment or decree in excess of $50,000,000 within 30 consecutive days, unless stayed or otherwise discharged;

            (viii) a Guaranty ceases to be in full force and effect (other than in accordance with the terms of the Guaranty) or any Guarantor denies or disaffirms its obligations under its Guaranty, except pursuant to a merger, consolidation or dissolution permitted under the Indenture; or

            (ix) any Collateral Document ceases to be in full force and effect (other than in accordance with the terms of the Collateral Document), any obligor under any Collateral Document denies or disaffirms its obligations thereunder, or any Lien created under any Collateral Document ceases to be enforceable or ceases to have the same effect and priority, and the same continues for a period of 10 days after notice.

      If any Event of Default occurs and is continuing, the Trustee or the holders of at least 40% in principal amount of the Notes then outstanding may declare all the Notes and accrued but unpaid interest to be due and payable immediately. If the Event of Default is one that relates to certain acts of bankruptcy as described in (vi) above, then the principal and interest of the Notes is automatically due and payable without further action or notice. If the Event of Default is due to failure to pay indebtedness, the declaration of acceleration will be annulled if the failure to pay indebtedness is cured within 20 days after the declaration of acceleration with respect thereto and the Company and/or its Restricted Subsidiaries meets certain conditions. A Default under clauses (iv) or (ix) above is not an Event of Default until the Trustee or the holders of at least 33.33% in principal amount of the Notes then outstanding notify the Company of the Default and the Company does not cure such Default within the time specified after receipt of such notice.

      The Holders of a majority in principal amount of the Notes may waive an existing Default except a Default in the payment of the principal or interest on a Note, a Default arising from the failure to redeem or purchase any Note when required, or a Default in respect of a provision that cannot be amended without the consent of each Noteholder affected.

      If a Default occurs and is continuing, the Indenture provides that the Trustee will mail to each Noteholder notice of the Default within 90 days after it occurs or as soon as is practicable after it becomes known to the Trustee. Unless the Default relates to payment of principal or interest on any Note, the Trustee may withhold the notice if and so long as a committee of the Trustee's Trust Officers in good faith determines that the withholding of the notice is not opposed to the Noteholders' interests.

      (b) Authentication and Delivery of the Notes; Application of Proceeds.

      The Notes to be issued under the Indenture may from time to time be executed on behalf of the Company by its proper officers and delivered to the Trustee for authentication and delivery in accordance with the Company's order and the Indenture. Each Note shall be dated the date of its authentication, and no Note shall be valid unless authenticated by manual signature of the Trustee, and such signature shall be conclusive evidence that such Note has been duly authenticated under the Indenture.

      The Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate Notes on behalf of the Trustee. Unless limited by the terms of such appointment, an authenticating agent may authenticate whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as any Registrar or Paying Agent to deal with the Company and its Affiliates.

      The proceeds of the Notes shall be used to purchase from Ltd., Space Systems/Loral, Inc., a Delaware corporation ("SS/L"), or other Ltd. direct of indirect subsidiaries (other than the Company and its subsidiaries): (i) the equity interest in XTAR, L.L.C. owned by SS/L; (ii) all licenses or rights to orbital slots; (iii) all of the Telstar 18 satellite transponders and equity (if any) that is not currently owned by the Company; (iv) the Telstar 14/Estrela do Sul-1 satellite; (v) Loral Skynet do Brasil Ltda.; (vi) all owned transponders on the Satmex 5 satellite owned by Satelites Mexicanos, S.A. de C.V. ("Satmex");
(vii) the joint venture rights and interests in Mabuhay Space Holdings Limited;
(viii) all interests in Globalstar, L.L.C.; (ix) trademark rights relating to the satellite services business; (x) all equity interests in Satmex and (xi) other assets used to operate the satellites.

      (c) Release or Substitution of Property Subject to the Lien of the Indenture.

      The Company's obligations under the Notes and the Indenture will be secured by pledges of certain of the Company's assets and certain of the assets of the Guarantors (collectively, the "Collateral"), provided that the pledge of the voting stock of a foreign subsidiary owned by the Company or the applicable Guarantor will be limited to 65% of the total combined voting stock of such subsidiary and certain other assets of the Company and the Guarantors described in the Indenture will not be pledged. The pledge of the security will be made pursuant to a Security Agreement (the "Security Agreement") and other security agreements and pledge agreements (with the Security Agreement, the "Collateral Documents") by the Company and the Guarantors in favor of the Collateral Agent.

      The Indenture provides for release of the Collateral upon payment in full of the Notes, upon compliance with conditions precedent for covenant defeasance or legal defeasance and under certain other circumstances described in the Indenture. The Company must deliver to the Collateral Agent certain certificates and opinions in connection with certain releases of the Collateral. The Indenture also provides for the disposition of certain Collateral in the ordinary course of business without any prior release or consent by the Collateral Agent.

      (d) Satisfaction and Discharge of the Indenture.

      Upon compliance with the conditions precedent set forth in Article 8 of the Indenture for legal defeasance, covenant defeasance, or satisfaction and discharge, the Company and the Guarantors shall be entitled to obtain a full release of all of the Collateral from the Liens of the Indenture and Collateral Documents. Upon delivery of an Officers' Certificate and Opinion of Counsel, as required by Article 8 of the Indenture, along with any documentation required under the Trust Indenture Act, the Trustee will take all necessary action to release and reconvey the Collateral, including the execution and delivery of releases and satisfactions wherever required.

      (e) Evidence of Compliance with Conditions and Covenants.

      The Indenture requires that the Company deliver to the Trustee and the Noteholders within 90 days after the end of each fiscal year of the Company an Officers' Certificate signed by two officers of the Company stating whether or not the signing officers know of any Defaults, and describing any such Default.

9. OTHER OBLIGORS. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

      Each Subsidiary Guarantor (as defined in the Indenture) is an obligor on the Notes. The name and mailing address of each Subsidiary Guarantor is set forth on Annex III.

CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises:

(a) Pages numbered 1 to 11, consecutively (and Annex I, Annex II, Annex III and an Exhibit Index).

(b) The statement of eligibility and qualification of each trustee under the indenture to be qualified (previously filed in Company's Amendment No. 2 dated September 30, 2005 to Form T-3 dated June 8, 2005).

(c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee:

Exhibit        Description
Number         -----------
-------
Exhibit        Certificate of Incorporation of the Company, as amended (previously filed in
T3A(1)         Company's Amendment No. 1 dated July 14, 2005 to Form T-3 dated June 8, 2005).

Exhibit        Form of Amended and Restated Certificate of Incorporation of the Company, to be in
T3A(2)         effect on the Effective Date (previously filed in Company's Amendment No. 1 dated
               July 14, 2005 to Form T-3 dated June 8, 2005).

Exhibit        Bylaws of the Company, as amended (previously filed in Company's Amendment No. 1
T3B(1)         dated July 14, 2005 to Form T-3 dated June 8, 2005).

Exhibit        Form of Amended and Restated Bylaws of the Company to be in effect on the Effective
T3B(2)         Date (previously filed in Company's Amendment No. 1 dated July 14, 2005 to Form T-3 dated June 8, 2005).

Exhibit        Draft dated June 8, 2005 of form of Indenture to be qualified (previously filed in
T3C(1)         Company's Form T-3 dated June 8, 2005).

Exhibit        Form of Indenture to be qualified (previously filed in Company's Amendment No. 1
T3C(2)         dated July 14, 2005 to Form T-3 dated June 8, 2005).

Exhibit        Form of Indenture to be qualified (revised) (previously filed in Company's
T3C(3)         Amendment No. 2 dated September 30, 2005 to Form T-3 dated June 8, 2005).

Exhibit        Plan of Reorganization of the Debtors, dated August 19, 2004 (incorporated by
T3E(1)         reference to Exhibit 2.1 to Ltd.'s Current Report on Form 8-K filed dated August
               19, 2004 (File No. 1-14180)).

Exhibit        First Amended Joint Plan of Reorganization of the Debtors, dated October 22, 2004
T3E(2)         (incorporated by reference to Exhibit 2.1 to Ltd.'s Current Report on Form 8-K
               filed dated October 25, 2004 (File No. 1-14180)).

Exhibit        Second Amended Joint Plan of Reorganization of the Debtors, dated December 5, 2004
T3E(3)         (incorporated by reference to Exhibit 2.4.3. to Ltd.'s Annual Report on Form 10-K
               dated March 14, 2005 (File No. 1-14180)).

Exhibit        Description
Number         -----------
-------
Exhibit        Third Amended Joint Plan of Reorganization of the Debtors, dated March 22, 2005
T3E(4)         (incorporated by reference to Exhibit 2.1 to Ltd.'s Current Report on Form 8-K
               filed dated March 22, 2005 (File No. 1-14180)).

Exhibit        Fourth Amended Joint Plan of Reorganization of the Debtors, dated June 3, 2005
T3E(5)         (incorporated by reference to Exhibit 2.1 to Ltd.'s Current Report on Form 8-K
               filed dated June 8, 2005 (File No. 1-14180) (the Disclosure Statement for the
               Fourth Amended Joint Plan of Reorganization of the Debtors is available at
               http://www.loral.com/investorrelations/ri.html).

Exhibit        Cross-reference sheet showing the location in the Indenture of the provisions inserted
T3F            therein pursuant to Sections 310 through 318(a), inclusive, of the Act (previously filed in
               Company's Form T-3 dated June 8, 2005).

Exhibit        Revised Subscription Form for Rights Offering in Connection with the Debtors'
T3G(A-1)       Fourth Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code of 10% Senior Notes due 2006 (previously filed in Company's Amendment No. 1 dated July 14, 2005 to Form T-3 dated June 8, 2005).

Exhibit        Subscription Form for Rights Offering in Connection with the Debtors' Fourth
T3G(A-2)       Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code of 10%
               Senior Notes due 2006 (previously filed in Company's Amendment No. 1 dated July 14, 2005 to
               Form T-3 dated June 8, 2005).

Exhibit        Revised Subscription Form for Rights Offering in Connection with the Debtors'
T3G(B-1)       Fourth Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code of 11  1/4% Senior Notes due 2006 (previously filed in Company's Amendment No. 1 dated July 14, 2005 to Form T-3 dated June 8, 2005).

Exhibit        Subscription Form for Rights Offering in Connection with the Debtors' Fourth
T3G(B-2)       Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code of 11 1/4%
               Senior Notes due 2006 (previously filed in Company's Amendment No. 1 dated July 14, 2005 to
               Form T-3 dated June 8, 2005).

Exhibit        Description
Number         -----------
-------
Exhibit        Revised Subscription Form for Rights Offering in Connection with the Debtors'
T3G(C-1)       Fourth Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code of 12  1/2% Senior Discount Notes due 2006 (previously filed in Company's Amendment
               No. 1 dated July 14, 2005 to Form T-3 dated June 8, 2005).

Exhibit        Subscription Form for Rights Offering in Connection with the Debtors' Fourth
T3G(C-2)       Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code of 12 1/2%
               Senior Discount Notes due 2006 (previously filed in Company's Amendment No. 1 dated July
               14, 2005 to Form T-3 dated June 8, 2005).

Exhibit        Revised Subscription Form for Rights Offering in Connection with the Debtors'
T3G(D-1)       Fourth Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code of Non-Noteholders (previously filed in Company's Amendment No. 1 dated July 14,
               2005 to Form T-3 dated June 8, 2005).

Exhibit        Subscription Form for Rights Offering in Connection with the Debtors' Fourth
T3G(D-2)       Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code of
               Non-Noteholders (previously filed in Company's Amendment No. 1 dated July 14, 2005 to Form T-3 dated June 8, 2005).

Exhibit         New Senior Secured Cash/PIK Notes Term Sheet (previously filed in Company's Amendment No. 1
T3H             dated July 14, 2005 to Form T-3 dated June 8, 2005).

                                    SIGNATURE

          Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Loral Orion, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of New York, and State of New York, on the 6th day of October, 2005.





                                          LORAL ORION, INC.



                                          By:        /s/ Avi Katz
                                              ----------------------------------
                                                 Avi Katz
                                                 Vice President and Secretary




Attest:  October 6, 2005                  By:       /s/ Richard P. Mastoloni
                                              ----------------------------------
                                                 Richard P. Mastoloni
                                                 Vice President and Treasurer

                                     ANNEX I
                               CURRENT AFFILIATES

         The following table sets forth all subsidiaries (direct and indirect) of the Company as of the date of this Application (except where a subsidiary is not material to the business of the Company), all of which are wholly-owned by the Company unless otherwise indicated. The names of indirectly owned subsidiaries are listed as owned by their direct-parent entity as set forth in the "Direct Owner" column. All percentages listed refer to the voting securities of the respective entity unless otherwise indicated. The jurisdiction of organization for each individual entity appears in the column entitled "Jurisdiction" as set forth below.

 SUBSIDIARIES OF LORAL           JURISDICTION OF                    DIRECT OWNER
    ORION, INC.                   ORGANIZATION

Loral CyberStar Global Services,     Delaware                 Loral Orion, Inc.
Inc.

Loral CyberStar International,       Delaware                 Loral CyberStar Global Services, Inc.
Inc.

Loral Cyberstar GmbH                 Germany                  99.5% by Loral Orion, Inc.

Loral CyberStar Japan, Inc.          Delaware                 Loral Orion, Inc.

Loral CyberStar Services, Inc.       Delaware                 Loral Orion, Inc.

ONS - Mauritius                      Mauritius                Loral Orion, Inc.

Loral CyberStar Holdings, L.L.C.     Delaware                 Loral Orion, Inc.

Tel-Link Communications Private      India                    100%: 99.9% by Loral CyberStar International Inc.;
Limited                                                       0.1% by Loral CyberStar Holdings, L.L.C.

Loral CyberStar Americas do Brasil   Brazil                   100%: 99.998% by Loral Orion, Inc.; 0.002% by Loral
Ltda.                                                         CyberStar Holdings, L.L.C.

Loral CyberStar  de Argentina SRL    Argentina                100%: 99.95% by Loral Orion, Inc.; 0.05% by Loral
                                                              CyberStar Holdings, L.L.C.

Loral Asia Pacific Satellite (HK)    Hong Kong                100%: 99% by Loral Orion, Inc.; 1% by Loral CyberStar
Limited                                                       Holdings, L.L.C.

Loral CyberStar do Brasil Ltda.      Brazil                   100%: 99.998% by Loral CyberStar Americas do Brasil
                                                              Ltda.; 0.002% by Loral CyberStar Holdings, L.L.C.

                                    ANNEX II
                          AFFILIATES UPON CONSUMMATION
                        OF THE RESTRUCTURING TRANSACTIONS

         Listed below are the entities that are presently expected to be material subsidiaries of the Company following consummation of the Restructuring Transactions. Each entity listed below will be a wholly owned material subsidiary of the Company unless otherwise indicated. The names of indirectly owned subsidiaries are listed as owned by their direct-parent entity as set forth in the "Direct Owner" column. All percentages listed refer to the voting securities of the respective entity unless otherwise indicated. The jurisdiction of organization for each individual entity appears in the column entitled "Jurisdiction" as set forth below.

 SUBSIDIARIES OF LORAL SKYNET CORPORATION      JURISDICTION OF                        DIRECT OWNER
                                                ORGANIZATION
Loral SatMex Ltd.                           Bermuda                Loral Skynet Corporation

Firmamento Mexicano, S. de R.L. de C.V.     Mexico                 49% by Loral SatMex Ltd.

SatMex Servicios Tecnicos, S. de R.L. de    Mexico                 99.8%: 99.6% by Firmamento Mexicano, S. de R.L.
C.V.                                                               de C.V.; 0.2% by Loral SatMex Ltd.

Servicios Corporativos Satelitales, S.A.    Mexico                 100%: 100% by Firmamento Mexicano, S. de R.L. de
de C.V.                                                            C.V.; de minimis amount by Loral SatMex Ltd.

SatMex Corporativo S. de R.L. de C.V.       Mexico                 99.8%: 99.6% by Firmamento Mexicano, S. de R.L.
                                                                   de C.V.; 0.2% by Loral SatMex Ltd.

SatMex Administracion S. de R.L. de C.V.    Mexico                 99.8%: 99.6% by Firmamento Mexicano, S. de R.L.
                                                                   de C.V.; 0.2% by Loral SatMex Ltd.

Enlaces Integra, S. de R.L. de C.V.         Mexico                 49% by Loral SatMex Ltd.

Satelites Mexicanos S.A. de C.V.            Mexico                 Servicios Corporativos Satelitales, S.A. de C.V.

SatMex do Brasil, Ltda.                     Brazil                 100%: 95% by Servicios Corporativos Satelitales,
                                                                   S.A. de C.V.; 5% by Satelites Mexicanos S.A. de
                                                                   C.V.

Loral Skynet (IOM) Limited                  Isle of Man            Loral Holdings Ltd.

 SUBSIDIARIES OF LORAL SKYNET CORPORATION      JURISDICTION OF                        DIRECT OWNER
                                                ORGANIZATION
Loral Holdings Ltd.                         Bermuda                Loral Satellite, Inc.

Loral Space do Brasil Ltda.                 Brazil                 100%: 99.99997% by Loral Holdings Ltd.; 0.00003%
                                                                   by Loral Skynet International, L.L.C.

Loral Skynet do Brasil Ltda.                Brazil                 100%: 99.99997% by Loral Space do Brasil Ltda.;
                                                                   0.00003% by Loral Skynet International, L.L.C.

Globalstar, L.L.C.                          Delaware               2.7% by Loral Skynet Corporation

XTAR, LLC                                   Delaware               56% by Loral Skynet  International, L.L.C.

XTAR Services, L.L.C.                       Delaware               XTAR, LLC

Loral SpaceCom Corporation                  Delaware               Loral Satellite, Inc.

Loral Communications Services, Inc.         Delaware               Loral SpaceCom Corporation

Loral Ground Services, L.L.C.               Delaware               Loral SpaceCom Corporation

Mabuhay Space Holdings Limited              Bermuda                35% by Loral Skynet International, L.L.C.

Loral Skynet International, L.L.C.          Delaware               Loral Skynet Corporation

Earth Station Ecuador CIA Ltda.             Ecuador                Loral Ground Services, L.L.C.

Loralsat CIA Ltda.                          Ecuador                95% by Loral Ground Services, L.L.C.

Loral Asia Pacific Satellite (HK) Limited   Hong Kong              100%: 99% by Loral Skynet Corporation.; 1% by
                                                                   Loral Skynet International, L.L.C.

Loral Skynet Network Services, Inc.         Delaware               Loral SpaceCom Corporation

Loral CyberStar International, Inc.         Delaware               Loral Skynet Network Services, Inc.

Loral Cyberstar GmbH                        Germany                99.5% by Loral Skynet Network Services, Inc.

Loral CyberStar Services, Inc.              Delaware               Loral Skynet Network Services, Inc.

 SUBSIDIARIES OF LORAL SKYNET CORPORATION      JURISDICTION OF                        DIRECT OWNER
                                                ORGANIZATION
ONS - Mauritius                             Mauritius              Loral Skynet Network Services, Inc.

Loral CyberStar Holdings, L.L.C.            Delaware               Loral Skynet Network Services, Inc.

Tel-Link Communications Private Limited     India                  100%: 99.9% by Loral CyberStar International
                                                                   Inc.; 0.1% by Loral CyberStar Holdings, L.L.C.

Loral CyberStar Americas do Brasil Ltda.    Brazil                 100%: 99.998% by Loral Skynet Corporation
                                                                   (formerly known as Loral Orion, Inc.); 0.002% by
                                                                   Loral CyberStar Holdings, L.L.C.

Loral CyberStar de Argentina SRL            Argentina              100%: 99.95% by Loral Skynet Network Services,
                                                                   Inc.; 0.05% by Loral CyberStar Holdings, L.L.C.

Loral CyberStar do Brasil Ltda.             Brazil                 100%: 99.998% by Loral CyberStar Americas do
                                                                   Brasil Ltda.; 0.002% by Loral CyberStar Holdings,
                                                                   L.L.C.

Ariel Way, Inc.                             Delaware               0.9% by Loral Skynet Network Services, Inc.

Loral Skynet Network Services (Europe)      United Kingdom         Loral Skynet Network Services, Inc.
Ltd.

Loral Cyberstar Data Services GmbH          Germany                Loral Skynet Network Services, Inc.

Loral Skynet Network Services Holdings      Delaware               Loral Skynet Network Services, Inc.
L.L.C.

Loral Cyberstar Data Americas do Brasil     Brazil                 100%: 99.998% by Loral Skynet Network Services,
Ltda.                                                              Inc.; 0.002% by Loral Skynet Network Services
                                                                   Holdings L.L.C.

Loral Cyberstar Data do Brasil Ltda.        Brazil                 100%: 99.998% by Loral Cyberstar Data Americas do
                                                                   Brasil Ltda.; 0.002% by Loral Skynet Network
                                                                   Services, Inc.
Global Access Telecommunications Services   South Africa           25% by Loral Cyberstar L.L.C.
South Africa Holdings (Pty) Limited

Global Access Telecommunications Services   South Africa           60% by Global Access Telecommunications Services

 SUBSIDIARIES OF LORAL SKYNET CORPORATION      JURISDICTION OF                        DIRECT OWNER
                                                ORGANIZATION
(Pty) Limited                                                      South Africa Holdings (Pty) Limited

CyberStar, L.L.C.                           Delaware               Loral Cyberstar L.L.C.

Government Services, L.L.C.                 Delaware               75% by Globalstar, L.L.C.; 25% by Loral General
                                                                   Partner, Inc.

Loral Satellite, Inc.                       Delaware               Loral Skynet Corporation

                                    ANNEX III
                              SUBSIDIARY GUARANTORS

         Listed below are the names of the Guarantors of the Company that are presently expected to be obligors on the Notes. The Guarantors will become subsidiaries of the Company at or prior to the Effective Date, if they are not such already. The mailing address for each Guarantor is: c/o Loral SpaceCom Corporation, 600 Third Avenue, New York, NY 10016.

Loral Communications Services, Inc.

Loral Ground Services, L.L.C.

Loral Skynet International, L.L.C.

Loral Asia Pacific Satellite (HK) Limited

Loral Skynet Network Services, Inc.

Loral CyberStar International, Inc.

Loral CyberStar Services, Inc.

Loral CyberStar Holdings, L.L.C.

Loral Skynet Network Services Holdings L.L.C.

CyberStar, L.L.C.

Loral SpaceCom Corporation

Loral Cyberstar L.L.C.

Loral Satellite, Inc.